August 23, 2013

VIA EDGAR

Ms. Anu Dubey
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)

Dear Ms. Dubey:

The following are responses to the comments that we received from you by telephone on July 26, 2013 regarding: (1) Post-Effective Amendment No. 158 to the Registration Statement on Form N-1A for the American Beacon S&P 500 Index Fund (“S&P Fund”), American Beacon Small Cap Index Fund (“Small Cap Fund”) and American Beacon International Equity Index Fund (“International Fund”), each a series of the American Beacon Funds (“Registrant”), that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2013; and (2) the management fees paid by each series of the Registrant (“Fund”).  Your comments and the Registrant’s responses are set forth below.

Index Funds

1.
Schedule A dated May 29, 2012 (“Schedule A”) to the Management Agreement between the Registrant and American Beacon Advisors, Inc. (“Manager”) dated as of September 8, 2008, (“Management Agreement”) states that the S&P Fund, Small Cap Fund and International Fund (“Index Funds”) each “shall pay to the Manager a fee, computed daily and paid monthly” at the annual rate of .05% of the “Fund’s average daily net assets plus . . . all fees payable by the Manger pursuant to agreements entered into with Subadvisers pursuant to Paragraph 2(f) of the Management Agreement” (“Management Fee”).  The Staff notes that the prospectus Fees Tables for the S&P Fund, Small Cap Fund and International Fund disclose the Management Fees paid by the Index Funds as 0.045%, 0.01% and 0.01%, respectively.  Please explain supplementally how the management fees paid by each Index Fund align with the fees reflected in Schedule A to the Management Agreement.

The Index Funds operate in a master-feeder structure and, pursuant to Schedule A, do not pay a Management Fee under the Management Agreement.  In compliance with Form N-

Securities and Exchange Commission
August 23, 2013

1A, Item 3, Instruction 1(d)(i), each Index Fund discloses in its Fee Table the Management Fees charged by the master fund in which the Index Fund invests.

As disclosed in the Principal Investment Strategies section of each Index Fund’s prospectus, the Index Funds seek to achieve their respective investment objectives by investing substantially all of their investable assets in an unaffiliated open-end management investment companies with substantially the same investment objectives, policies and limitations as the Index Funds.  Schedule A, paragraph I.A states “[t]o the extent and for such periods of time that a Fund invests all of its investable assets (i.e., securities and cash) in another registered investment company pursuant to a master-feeder arrangement, then such Fund will not pay the Manager a fee pursuant to the schedule set forth immediately above.”  Therefore, as disclosed in the Index Funds’ prospectus, the Manager does not receive a Management Fee from the Index Funds because the Index Funds operate in a master-feeder structure.1

Form N-1A, Item 3, Instruction 1(d)(i), states that, if a fund “is a Feeder Fund, reflect the aggregate expenses of the Feeder Fund and the Master Fund in a single fee table using the captions provided.”  Pursuant to this requirement, each Index Fund’s Fee Table reflects the Management Fee charged by the master fund in which the Index Fund invests.  Thus, the Management Fees in the Index Funds’ Fee Tables align completely with the fees set forth in Schedule A to the Management Agreement and with Form N-1A instructions.

2.
The Staff notes that no subadvisory agreements have been filed as exhibits to the Index Funds’ registration statement on Form N-1A.  Please file the relevant subadvisory agreement(s) for each Index Fund or explain why the Index Funds are not required to file the subadvisory agreements.

As discussed in the response to Comment 1 above, each of the Index Funds operates in a master-feeder structure.  Neither the Index Funds nor the Manager have entered into a subadvisory agreement with respect to any of the Index Funds.  Accordingly, there are no subadvisory agreements to be filed as exhibits to the Index Funds’ registration statement.  The master funds are managed pursuant to advisory agreements entered into by the master funds, not the Index Funds.  No Index Fund is a party to any master fund’s advisory or subadvisory agreement(s).  All management agreements entered into by the Index Funds have been filed with the SEC as exhibits to the Index Funds’ registration statement.

3.
In the section titled “Fund Management” the prospectus states that, in “the event that the Board determines that it is in the best interests of the shareholder of any of the Index Funds to withdraw its investment from a corresponding master portfolio,

1           In the section titled “Fund Management,” the Index Funds’ prospectus dated April 30, 2013 (“Prospectus”) states that under “the Management Agreement, the Manager presently monitors the services provided by BlackRock and SSgA FM to the applicable Portfolios.  The Manager receives no fee for providing these monitoring services.”

Securities and Exchange Commission
August 23, 2013

the Manager would become responsible for directly managing the assets of that Index Fund.  In such an event, the Index Fund would pay the Manager an annual fee of up to 0.10% of the Index Fund’s average net assets, accrued daily and paid monthly.”  Please explain supplementally how a management fee of 0.10% is consistent with the 0.05% management fee in Schedule A.

Pursuant to Schedule A, if the Manager becomes responsible for directly managing the assets of an Index Fund, the Index Fund would pay the Manager an annual Management Fee of 0.05%, not 0.10%.  The Registrant will supplement the Prospectus to correct this disclosure.  We note that the Index Funds have always operated in a master-feeder structure and this fee has never been triggered.

Advisory Fee Disclosure

4.
With respect to each of the Funds listed on Schedule A, please provide the Staff with a table that reflects the amount of the Management Fee paid to the Manager and the Fund’s subadviser(s), and the total Management Fee paid by the Fund for the Fund’s last fiscal year, each as a percentage of the Fund’s average daily net assets.  In addition, indicate whether the total Management Fee paid to each Fund corresponds to prospectus Fee Table disclosures regarding the Management Fees.

The attached table discloses with respect to each Fund, as a percentage of the Fund’s average daily net assets for its most recently completed fiscal year, the actual Management Fee paid by each Fund, including separately the amounts paid to the Manager and each subadviser as a percentage of average daily net assets.  We note that, for most of these Funds, the Management Fee is comprised of two components; one is the fixed fee that the Manager receives for managing the Fund, and the other is the subadvisory fee that the Manager pays to a Fund’s subadviser(s).  We also note that, with respect to Funds whose assets are managed by multiple parties, the total Management Fee is calculated based on the allocated portion of a Fund’s assets.  In the attached table, the total Management Fee includes the subadvisory fees paid by the Manager to the Fund’s subadviser(s).

The attached table also discloses the Management Fee rate set forth in each Fund’s prospectus Fee Table.  For 23 of the 26 Funds listed in the attached table, this fee rate is identical to the Management Fee rate actually paid by each such Fund for its most recent fiscal year.  In one case (the Flexible Bond Fund), the Management Fee in the Fee Table is .02% higher than the actual prior year payment rate.  In two cases (the Zebra Global Equity Fund and Zebra Small Cap Equity Fund), the Management Fee in the Fee Table is .03% and .04%, respectively, lower than the actual prior year payment rate.  We understand that these differences were due primarily to a calculation error that resulted in the Fee Table’s Other Expenses line item being understated for the Flexible Bond Fund and overstated for the two Zebra Funds in an amount equal to the Management Fees line

Securities and Exchange Commission
August 23, 2013

item overstatement for Flexible Bond Fund and understatement for the two Zebra Funds.  Thus, these slight differences in the allocation of expenses between Management Fees and Other Expenses had no impact on the Total Annual Fund Operating Expenses line item in each Fund’s Fee Table or the Total Annual Fund Operating Expenses After Expense Reduction and Reimbursement line item in each Fund’s Fee Table.  Nevertheless, Registrant will supplement the prospectuses for these three Funds to correct the allocations between the Management Fee and Other Expenses line items for their most recent fiscal years.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.